UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: November 3, 2016

Commission file number 1- 12874
_________________________

TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated November 3, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: November 3, 2016	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY CORPORATION REPORTS
THIRD QUARTER 2016 RESULTS

Highlights

•	Third quarter 2016 consolidated GAAP net income attributable to shareholders of Teekay of $6.1 million, or $0.07 per share.

•	Third quarter 2016 consolidated adjusted net loss attributable to shareholders of Teekay of $19.5 million, or $0.23 per share (excluding items listed in Appendix A of this release).

•	Third quarter 2016 consolidated cash flow from vessel operations of $285.5 million.

•	In October 2016, Teekay Parent completed the sale of its last remaining directly-owned conventional tanker.

•	Declared third quarter 2016 cash dividend of $0.055 per share.

Hamilton, Bermuda, November 3, 2016 - Teekay Corporation (Teekay or the Company) (NYSE:TK) today reported the Company's results for the quarter ended September 30, 2016. These results include the Company’s three publicly-listed subsidiaries (Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE:TOO), Teekay LNG Partners L.P. (Teekay LNG) (NYSE:TGP), and Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK)) (collectively, the Daughter Entities), all of which are consolidated in the Company’s financial statements, and all remaining subsidiaries of the Company, which are referred to in this release as Teekay Parent. Please refer to the third quarter 2016 earnings releases of Teekay Offshore, Teekay LNG and Teekay Tankers, which are available on the Company’s website at www.teekay.com, for additional information on their respective results.

Summary Financial Information

	Three Months Ended
	September 30,	June 30,	September 30,
	2016	2016	2015
(in thousands of U.S. dollars, except per share data)	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	547,639	587,619	611,617
Income from vessel operations	89,765	75,978	161,177
Equity income	21,070	37,219	14,995
Net Income (Loss) attributable to shareholders of Teekay	6,072	(77,809)	(12,235)
Net Income (Loss) per share attributable to shareholders of Teekay	0.07	(1.14)	(0.17)
NON-GAAP FINANCIAL COMPARISON
Total Cash Flow from Vessel Operations (CFVO)(1)	285,514	350,535	341,342
Adjusted Net (Loss) Income attributable to shareholders of Teekay(1)	(19,536)	701	2,833
Adjusted Net (Loss) Income per share attributable to shareholders of Teekay(1)	(0.23)	0.01	0.04
TEEKAY PARENT
NON-GAAP FINANCIAL COMPARISON
Teekay Parent GPCO Cash Flow(1)	6,370	7,588	53,797
Teekay Parent OPCO Cash Flow(1)	(13,144)	(12,497)	6,029
Total Teekay Parent Free Cash Flow(1)	(6,774)	(4,909)	59,823
(1)    These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United
States generally accepted accounting principles (GAAP). Please refer to Appendix D for a summary of Teekay Parent Free Cash Flow.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary
“On a consolidated basis, Teekay’s results for the third quarter of 2016 were partially affected by seasonal factors in our conventional tanker and shuttle tanker segments, as well as the scheduled redelivery of the Varg FPSO at the end of July 2016,” commented Peter Evensen, Teekay’s President and Chief Executive Officer. “Looking ahead, we expect a stronger fourth quarter primarily as a result of the reversal of some of the previous quarter’s seasonal factors, lower operating costs, and higher revenues from our FPSO business.”

Mr. Evensen continued, “In October 2016, Teekay Parent completed the sale of its last remaining directly-owned conventional tanker, the Shoshone Spirit VLCC, which will reduce our financial leverage by $63 million in the fourth quarter of 2016.”

“During the recent quarter, we successfully secured key commercial contracts in each of our businesses,” commented Mr. Evensen. “Teekay Offshore secured its largest shuttle tanker contract award in five years, Teekay LNG entered into charter contracts for its two remaining previously-unchartered LNG carrier newbuildings, and Teekay Tankers secured two new ship-to-ship lightering contracts. Including these contracts, Teekay’s consolidated portfolio of forward fee-based revenues totals over $20 billion.”

“The execution of our existing growth projects at Teekay Offshore and Teekay LNG continues to be a major focus,” commented Mr. Evensen. “Teekay Offshore’s projects are progressing well except that we are expecting a delay and additional costs associated with the upgrade of the Petrojarl I FPSO unit for the Atlanta project in Brazil, which we are currently discussing with the charterer, shipyard and our lenders. Teekay LNG’s growth projects are progressing as scheduled and significant progress has been made on securing the financing for these projects, including approximately $1.3 billion(1) of new long-term loan and lease facilities expected to be secured over the next few months. In addition, Teekay LNG has again demonstrated its access to the capital markets and has bolstered its liquidity position through the recent issuances of $125 million in preferred equity and $110 million of five-year Norwegian Kroner (NOK) denominated unsecured bonds in an over-subscribed offering. Once Teekay Offshore’s and Teekay LNG’s projects are delivered, these growth projects are expected to add significantly to our annual cash flow from vessel operations.”

Mr. Evensen added, “As announced last week, I have decided to retire after 13 years with the Company, including five years as President and CEO of Teekay, and I am confident that Kenneth Hvid is the right person with the required experience to be my successor to lead Teekay into the next phase of its strategy. Kenneth has had multiple roles in his 16 years at Teekay, including leadership positions in offshore, LNG, tankers, strategy, operations, and his current role as President and CEO of Teekay Offshore Group Ltd. The Company is well-positioned with market-leading businesses, a pipeline of growth projects at Teekay LNG and Teekay Offshore which are expected to provide significant cash flow growth, and a great team now led by Kenneth, including Teekay’s corporate finance team, led by our CFO Vince Lok, which will continue to be responsible for the Teekay Group’s financings.”

(1) Based on Teekay LNG’s proportionate ownership interests in the projects.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Results
Teekay Corporation Consolidated
The Company's consolidated results decreased during the quarter ended September 30, 2016, compared to the same period of the prior year, primarily due to lower revenues from Teekay Parent related to lower utilization on the Polar Spirit and Arctic Spirit LNG carriers as one vessel was on a 23-day charter during the quarter while the other vessel was in lay-up; a new contract in place for the Hummingbird Spirit FPSO at a lower fixed charter rate that took effect on July 1, 2016; lower income and cash flows in Teekay LNG mainly as a result of the sales of two conventional tankers in April and May 2016 and lower income from Teekay LNG's Exmar LPG joint venture; lower income and cash flows in Teekay Offshore due to the redelivery of a shuttle tanker upon completion of its time-charter-out contact and higher operating expenses related to preparing this vessel for operations in the North Sea, higher operating expenses for the Knarr FPSO related to completion of the final performance test (FPT) in August 2016, the redelivery of the Varg FPSO in July 2016, and lower towage fleet charter rates and utilization; and lower income and cash flows in Teekay Tankers due to lower spot tanker rates. Consolidated income from vessel operations was also reduced in the third quarter of 2016 due to an asset impairment relating to one MR product tanker that is expected to be delivered to buyers in November 2016. Please refer to footnote (2) of the summary consolidated statements of income (loss) included in this release for further details.
These decreases were partially offset by higher income and cash flows as a result of Teekay Tankers' acquisition of 19 modern conventional tankers during 2015 and higher income and cash flows from Teekay LNG as a result of the deliveries of the Creole Spirit and Oak Spirit MEGI LNG carrier newbuildings, which commenced their five-year charter contracts with Cheniere Energy in late-February 2016 and early-August 2016, respectively, and higher income and cash flows from Teekay Offshore as a result of an increase in charter rates under certain shuttle tanker contracts.
Teekay Parent
Teekay Parent GPCO Cash Flow, which includes distributions and dividends paid to Teekay Parent from Teekay’s publicly-listed subsidiaries in the following quarter, less Teekay Parent’s corporate general and administrative expenses, was $6.4 million for the quarter ended September 30, 2016, compared to $53.8 million for the same period of the prior year. The distributions and dividends received from Teekay’s publicly-listed subsidiaries for the quarter ended September 30, 2016 decreased to $10.3 million, compared to $57.4 million for the same period of the prior year, primarily due to the reductions in quarterly general partner and limited partner cash distributions received from Teekay Offshore and Teekay LNG as a result of the temporary reductions in cash distributions on Teekay Offshore’s and Teekay LNG’s common units announced in December 2015. In addition, in connection with the financing initiatives completed by Teekay Offshore in June 2016, Teekay Parent agreed with Teekay Offshore that, until Teekay Offshore’s Norwegian Kroner bonds maturing in late-2018 have been repaid, all cash distributions to be paid to Teekay Corporation, including the general partner of Teekay Offshore, will instead be paid in common units of Teekay Offshore.

Teekay Parent OPCO Cash Flow, which includes cash flow attributable to assets directly-owned by, or chartered-in to, Teekay Parent, net of interest expense and dry-dock expenditures, decreased to negative $13.1 million for the quarter ended September 30, 2016, from positive $6.0 million for the same period of the prior year. The decrease was primarily due to lower utilization on the Polar Spirit and Arctic Spirit LNG carriers, the new contract in place for the Hummingbird Spirit FPSO at a lower fixed charter rate and lower average spot tanker rates, partially offset by higher revenues from the Foinaven FPSO during the quarter ended September 30, 2016.
Total Teekay Parent Free Cash Flow, which is the total of GPCO and OPCO cash flows, was negative $6.8 million during the third quarter of 2016, compared to positive $59.8 million for the same period of the prior year. Please refer to Appendix D of this release for additional information about Teekay Parent Free Cash Flow.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary Results of Daughter Entities
Teekay LNG Partners
Teekay LNG’s results increased during the quarter ended September 30, 2016, compared to the same period of the prior year, primarily due to the deliveries of the Creole Spirit and Oak Spirit MEGI LNG carrier newbuildings, which commenced their five-year charter contracts with Cheniere Energy in late-February 2016 and early-August 2016, respectively. These increases were partially offset by lower revenues from two vessels in the Partnership's 52 percent-owned LNG joint venture with Marubeni Corporation as the charterer temporarily closed its LNG operations in 2015, lower revenues from Teekay LNG's 50 percent-owned joint ventures with Exmar LPG due to a reduction in mid-sized LPG carrier spot rates and unscheduled off-hire days related to certain of the LPG carriers and the redelivery of an older in-chartered LPG carrier (net of the additions of three LPG carrier newbuildings delivered from September 2015 to June 2016), lower revenues from two Suezmax tankers upon the charterer exercising its one-year extension options between September 2015 and January 2016, and the sales of two conventional tankers in April and May 2016. Please refer to Teekay LNG’s third quarter 2016 earnings release for additional information on the financial results for this entity.
Teekay Offshore Partners
Teekay Offshore’s results decreased during the quarter ended September 30, 2016, compared to the same period of the prior year, primarily due to the redelivery of the Varg FPSO (which left its field at the end of July 2016), the redelivery of a shuttle tanker upon completion of its time-charter-out contract and higher operating expenses related to preparing this vessel for operations in the North Sea as it joins the contract of affreightment (CoA) fleet to add needed capacity, higher operating expenses for the Knarr FPSO related to the successful completion of the final performance test (FPT) in August 2016 as required under the charter contract, lower towage fleet charter rates and utilization, and the sale of two conventional tankers and sale-leaseback transactions on two conventional tankers in 2015 and 2016. These decreases were partially offset by an increase in charter rates under certain shuttle tanker contracts. Please refer to Teekay Offshore’s third quarter 2016 earnings release for additional information on the financial results for this entity.

Teekay Tankers
Teekay Tankers’ results decreased during the quarter ended September 30, 2016, compared to the same period of the prior year, primarily due to lower average spot tanker rates in the third quarter of 2016 compared to the same period of the prior year, partially offset by an increase in fleet size as a result of the acquisition of 19 modern, mid-size tankers during 2015. The spot tanker market during the quarter was affected by various factors, including normal seasonality, reduced oil supply due to temporary outages in key export regions, and lower refinery throughput. Many of the seasonal factors and temporary outages have now diminished or passed, resulting in higher tanker rates so far in the fourth quarter of 2016 compared with this past August. Please refer to Teekay Tankers’ third quarter 2016 earnings release for additional information on the financial results for this entity.
Summary of Recent Events
Teekay Parent

In early-October 2016, Teekay Parent completed the sale of its 2011-built Shoshone Spirit VLCC for gross proceeds of approximately $63 million.

Teekay LNG

In September 2016, Teekay LNG entered into a 15-year charter contract with the Yamal LNG project, sponsored by Novatek OAO, Total SA, China National Petroleum Corporation and Silk Road Fund (the Yamal LNG Project), to provide the Yamal LNG Project with conventional LNG transportation services. The Yamal LNG Project, which is now fully-financed, is currently scheduled to start production in late-2017. The charter contract will be serviced by one of Teekay

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4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

LNG's previously unchartered 174,000 cubic meter (cbm) LNG carrier newbuildings that is scheduled for delivery in early-2019.

Additionally, in November 2016, Teekay LNG entered into a 10-month plus one-year option charter contract with a major energy company. The charter contract will be serviced by Teekay LNG's previously unchartered 173,400 cbm LNG carrier newbuilding that is scheduled for delivery in late-February 2017. Prior to the conclusion of this charter, Teekay LNG will seek to secure a long-term contract for this vessel.

Teekay Offshore

In September 2016, Teekay Offshore was awarded a new three-year shuttle tanker CoA, plus extension options, with BP plc, Royal Dutch Shell and OMV Group, to service the new Glen Lyon FPSO unit located west of Shetland in the North Sea. This CoA is expected to commence in early-2017 and require the use of approximately two shuttle tankers from Teekay Offshore's existing CoA shuttle tanker fleet.

In September 2016, Teekay Offshore took delivery of the ALP Striker, the first of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and offshore installation newbuildings being constructed by Niigata Shipbuilding & Repair in Japan. In connection with the delivery, Teekay Offshore received cash compensation from the shipyard totaling $7.0 million due to the delayed delivery.

Teekay Tankers
In October 2016, Teekay Tankers agreed to sell its remaining Medium-Range (MR) product tanker and two 2002-built Suezmax tankers for aggregate proceeds of approximately $47.0 million. The MR product tanker is expected to be delivered in November 2016 and the two Suezmax tankers are expected to be delivered between late-2016 and early-2017.

Since August 2016, Teekay Tankers has secured two significant ship-to-ship lightering contracts with major oil companies for up to 24 months commencing in the fourth quarter of 2016. These contracts are expected to utilize up to three ship Aframax vessel-equivalents at a premium to current spot market rates.

Liquidity
As at September 30, 2016, Teekay Parent had total liquidity of $287.9 million (consisting of $154.8 million of cash and cash equivalents and $133.1 million of undrawn revolving credit facilities) and, on a consolidated basis, Teekay Corporation had total liquidity of approximately $1.1 billion (consisting of $705.3 million of cash and cash equivalents and $415.7 million of undrawn revolving credit facilities). Giving pro-forma effect to Teekay LNG’s $125 million preferred unit issuance and NOK 900 million bond issuance (net of associated bond repurchase of NOK 292 million) in October 2016, on a consolidated basis Teekay Corporation’s total liquidity at September 30, 2016 would have been approximately $1.3 billion.
Conference Call
The Company plans to host a conference call on Friday, November 4, 2016 at 11:00 a.m. (ET) to discuss its results for the third quarter of 2016. An accompanying investor presentation will be available on Teekay’s website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 524-8950 or (416) 260-0113, if outside North America, and quoting conference ID code 205721.

•	By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of 30 days).

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

The conference call will be recorded and available until Friday, November 18, 2016. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 205721.

About Teekay
Teekay Corporation operates in the marine midstream space through its ownership of the general partners and a portion of the outstanding limited partner interests in Teekay LNG Partners L.P. (NYSE:TGP) and Teekay Offshore Partners L.P. (NYSE:TOO). The general partners own all of the outstanding incentive distribution rights of these entities.  In addition, Teekay has a controlling ownership interest in Teekay Tankers Ltd. (NYSE:TNK) and directly owns a fleet of vessels. The combined Teekay entities manage and operate consolidated assets of approximately $13 billion, comprised of approximately 220 liquefied gas, offshore, and conventional tanker assets. With offices in 14 countries and approximately 7,900 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world's leading oil and gas companies.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations
enquiries contact:

Ryan Hamilton
Tel: +1 (604) 844-6654
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Cash Flow From Vessel Operations, Adjusted Net (Loss) Income, and Teekay Parent Free Cash Flow and Net Interest Expense, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, although these measures are used consistently among entities in the Teekay Group of companies, they may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance.
Consolidated Financial Measures
Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign currency forward contracts and a derivative charter contract. CFVO - Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. CFVO - Equity Investments represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments. CFVO is a non-GAAP financial measure used by certain investors to measure the financial performance of companies. Please refer to Appendices C and E of this release for reconciliations of these non-GAAP financial measures to income (loss) from vessel operations and income from vessel operations of equity accounted vessels, respectively, the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Adjusted net (loss) income excludes items of income or loss from GAAP net income (loss) that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income (loss), the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Parent Financial Measures
Teekay Parent Free Cash Flow represents the sum of (a) distributions received as a result of ownership interests in its publicly-traded subsidiaries (Teekay LNG, Teekay Offshore, and Teekay Tankers) net of Teekay Parent’s corporate general and administrative expenditures in the respective period (collectively, Teekay Parent GPCO Cash Flow) plus (b) CFVO attributed to Teekay Parent’s directly-owned and chartered-in assets, less Teekay Parent’s net interest expense and dry-dock expenditures in the respective period (collectively, Teekay Parent OPCO Cash Flow). Net interest expense includes interest expense, interest income and realized gains and losses on interest rate swaps. Please refer to Appendices B, C, D and E of this release for further details and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Income (Loss)
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2016	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues(1)	547,639	587,619	611,617	1,776,366	1,750,276

Voyage expenses	(37,213)	(28,299)	(29,935)	(97,102)	(79,495)
Vessel operating expenses	(204,156)	(205,655)	(213,656)	(625,672)	(599,229)
Time-charter hire expense	(33,810)	(38,314)	(43,021)	(111,727)	(98,281)
Depreciation and amortization	(141,688)	(141,079)	(130,812)	(426,924)	(371,715)
General and administrative expenses	(30,052)	(29,871)	(29,022)	(92,890)	(100,706)
Asset impairments(2)	(7,766)	(62,605)	—	(70,371)	(15,996)
(Loss) gain on sale of vessels and equipment	(72)	—	—	(27,691)	1,643
Restructuring charges(1)	(3,117)	(5,818)	(3,994)	(22,921)	(12,378)
Income from vessel operations	89,765	75,978	161,177	301,068	474,119

Interest expense	(68,490)	(73,255)	(62,450)	(213,948)	(176,184)
Interest income	1,143	1,042	2,161	3,507	4,890
Realized and unrealized gain (loss)
on derivative instruments(3)	29,926	(89,272)	(109,667)	(166,967)	(129,301)
Equity income(4)	21,070	37,219	14,995	73,706	75,645
Income tax recovery (expense)	133	(1,423)	(2,450)	(2,366)	(2,207)
Foreign exchange gain (loss)	6,116	(15,157)	(20,218)	(19,555)	(4,312)
Other income (loss) – net(2)	480	(21,436)	(164)	(20,806)	(178)
Net income (loss)	80,143	(86,304)	(16,616)	(45,361)	242,472
Less: Net (income) loss attributable
to non-controlling interests	(74,071)	8,495	4,381	(75,159)	(198,559)
Net income (loss) attributable to
shareholders of Teekay Corporation	6,072	(77,809)	(12,235)	(120,520)	43,913
Earnings (loss) per common share of
Teekay
- Basic	$0.07	$(1.14)	$(0.17)	$(1.63)	$0.60
- Diluted	$0.07	$(1.14)	$(0.17)	$(1.63)	$0.60

Weighted-average number of common
shares outstanding
- Basic	84,887,101	72,945,635	72,706,285	76,887,689	72,651,401
- Diluted	84,973,745	72,945,635	72,706,285	76,887,689	73,293,113

(1)
The restructuring charges for the three months and nine months ended September 30, 2016 primarily relate to the closure of offices and seafarers' severance amounts, part of which were recovered from the customer and included in revenues in the consolidated statements of income (loss) for the three and nine months ended September 30, 2016. The restructuring charges for the three and nine months ended September 30, 2016 also include costs related to the reorganization of the Company's FPSO business. The restructuring charges for the three and nine months ended September 30, 2015 primarily relate to crew redundancy costs.

(2)
The Company recognized an asset impairment of $7.8 million for the three months ended September 30, 2016 relating to a write-down of a Medium Range (MR) product tanker owned by Teekay Tankers, as this vessel was classified as held for sale as at September 30, 2016 and was subsequently sold in October 2016 and is expected to be delivered in early-November 2016. The asset impairments for the nine months ended September 30, 2016 include $62.6 million relating to the write-downs of two unit for maintenance and safety (UMS) newbuildings as a

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
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result of the cancellation of the related construction contracts by Teekay Offshore's subsidiaries within Logitel Offshore Pte. Ltd. In addition, Teekay Offshore, in accordance with GAAP, accrued for potential damages resulting from the contract cancellations and reversed the contingent liabilities previously recorded that were subject to the delivery of the UMS newbuildings. This net loss provision of $23.4 million is reported in Other income (loss) - net for the nine months ended September 30, 2016. The newbuilding contracts are held in separate subsidiaries of Teekay Offshore and obligations of these subsidiaries are non-recourse to Teekay Offshore. The asset impairments for the nine months ended September 30, 2016 also include the write-down of another MR product tanker owned by Teekay Tankers and sold in August 2016 and one VLCC owned by the Company as this vessel was classified as held for sale as at September 30, 2016. The Company recognized asset impairments of $16.0 million for the nine months ended September 30, 2015 related to two shuttle tankers owned by Teekay Offshore.

(3)
Realized and unrealized gains (losses) related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the statements of income (loss). The realized losses relate to the amounts the Company actually paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2016	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Realized (losses) gains relating to:
Interest rate swaps	(22,219)	(22,409)	(26,858)	(67,808)	(81,952)
Termination of interest rate swap agreements	—	—	(10,876)	(8,140)	(10,876)
Foreign currency forward contracts	(2,583)	(2,336)	(6,250)	(9,915)	(15,910)
Time-charter swap agreements	1,096	126	—	1,222	—
	(23,706)	(24,619)	(43,984)	(84,641)	(108,738)
Unrealized gains (losses) relating to:
Interest rate swaps	47,816	(62,817)	(60,682)	(96,055)	(20,356)
Foreign currency forward contracts	6,006	1,093	(4,792)	21,070	(1,735)
Stock purchase warrants	(398)	(4,274)	(209)	(8,894)	1,528
Time-charter swap agreements	208	1,345	—	1,553	—
	53,632	(64,653)	(65,683)	(82,326)	(20,563)
Total realized and unrealized gains (losses) on non-designated derivative instruments	29,926	(89,272)	(109,667)	(166,967)	(129,301)

(4)
The Company’s proportionate share of items within equity income as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity income, the Company believes the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Company’s equity accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2016	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Equity income	21,070	37,219	14,995	73,706	75,645
Proportionate share of unrealized (gains) losses on derivative instruments	(6,616)	1,230	13,568	(1,921)	567
Other(i)	(2,526)	457	(8,700)	(1,517)	(5,277)
Equity income adjusted for items in Appendix A	11,928	38,906	19,863	70,268	70,935

(i)
Includes the Company's proportionate share of a gain on sale of a subsidiary in Sevan Marine ASA for the three and nine months ended September 30, 2016. Includes the gain on sale of SPT subsidiaries to Teekay Tankers in the ship-to-ship transfer joint venture for the three and nine months ended September 30, 2015. Includes unrealized foreign exchange losses and restructuring charges in Sevan Marine ASA and cumulative cost pass-through adjustments in Teekay LNG’s Angola LNG joint venture for the nine months ended September 30, 2015.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at September 30,	As at June 30,	As at December 31,
	2016	2016	2015
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents - Teekay Parent	154,792	223,474	221,021
Cash and cash equivalents - Teekay LNG	268,395	127,498	102,481
Cash and cash equivalents - Teekay Offshore	222,872	380,718	258,473
Cash and cash equivalents - Teekay Tankers	59,237	58,018	96,417
Other current assets	428,050	478,165	497,362
Restricted cash - Teekay Parent	1,888	3,085	3,528
Restricted cash - Teekay LNG	100,227	110,424	111,519
Restricted cash - Teekay Offshore	46,630	28,530	60,520
Restricted cash - Teekay Tankers	1,000	1,000	870
Assets held for sale	82,252	75,562	55,450
Vessels and equipment - Teekay Parent	620,178	638,108	748,963
Vessels and equipment - Teekay LNG	1,906,070	1,720,342	1,683,292
Vessels and equipment - Teekay Offshore	4,168,926	4,178,593	4,348,535
Vessels and equipment - Teekay Tankers	1,664,859	1,706,288	1,767,925
Advances on newbuilding contracts/conversions	888,865	889,617	817,878
Derivative assets	7,464	6,080	17,924
Investment in equity accounted investees	984,966	984,601	905,159
Investment in direct financing leases	667,348	672,748	684,129
Other assets	408,881	407,820	399,322
Intangible assets	92,668	95,698	111,909
Goodwill	176,630	176,630	168,571
Total Assets	12,952,198	12,962,999	13,061,248
LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	454,798	474,036	476,490
Liabilities associated with assets held for sale	6,211	—	—
Current portion of long-term debt - Teekay Parent	102,337	105,423	249,791
Current portion of long-term debt - Teekay LNG	386,496	290,568	201,743
Current portion of long-term debt - Teekay Offshore	528,568	574,575	485,069
Current portion of long-term debt - Teekay Tankers	155,690	151,761	174,047
Long-term debt - Teekay Parent	692,018	719,424	606,607
Long-term debt - Teekay LNG	1,976,657	1,828,964	1,856,593
Long-term debt - Teekay Offshore	2,620,283	2,666,656	2,878,805
Long-term debt - Teekay Tankers	810,961	892,509	990,558
Derivative liabilities	672,568	766,603	681,623
In process revenue contracts	129,608	136,367	150,799
Other long-term liabilities	345,698	359,345	352,378
Redeemable non-controlling interest	250,816	248,317	255,671
Equity:
Non-controlling interests	2,925,957	2,866,027	2,782,049
Stockholders of Teekay	893,532	882,424	919,025
Total Liabilities and Equity	12,952,198	12,962,999	13,061,248

Net debt - Teekay Parent(1)	637,675	598,288	631,849
Net debt - Teekay LNG(1)	1,994,531	1,881,610	1,844,336
Net debt - Teekay Offshore(1)	2,879,349	2,831,983	3,044,881
Net debt - Teekay Tankers(1)	906,414	985,252	1,067,318

(1) Net debt is a non-GAAP financial measure and represents current and long-term debt less cash and cash equivalents and, if applicable, restricted cash.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Nine Months Ended
	September 30,
	2016	2015
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	499,869	633,555

FINANCING ACTIVITIES
Net proceeds from long-term debt	1,568,348	1,754,394
Prepayments of long-term debt	(1,532,606)	(465,199)
Scheduled repayments of long-term debt	(616,343)	(542,855)
Decrease (increase) in restricted cash	27,384	(31,592)
Net proceeds from equity and warrant issuances of subsidiaries	189,831	560,019
Equity contribution from joint venture partner	—	5,500
Issuance of common stock upon exercise of stock options	—	1,164
Net proceeds from equity issuance of Teekay Corporation shares	101,900	—
Distribution from subsidiaries to non-controlling interests	(98,657)	(257,369)
Cash dividends paid	(12,667)	(85,896)
Other	(16,728)	(6,987)
Net financing cash flow	(389,538)	931,179

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(544,104)	(1,571,520)
Proceeds from sale of vessels and equipment	163,588	8,918
Purchase of SPT (net of cash acquired)	—	(46,961)
(Advances) Repayments to joint ventures and joint venture partners	(12,259)	54,334
Investment in equity accounted investments	(63,120)	(34,528)
Proceeds from sale-lease back of vessels	355,306	—
Other investing activities	17,162	7,818
Net investing cash flow	(83,427)	(1,581,939)

Increase (decrease) in cash and cash equivalents	26,904	(17,205)
Cash and cash equivalents, beginning of the period	678,392	806,904
Cash and cash equivalents, end of the period	705,296	789,699

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix A - Specific Items Affecting Net Income (Loss)
(in thousands of U.S. dollars, except per share data)

	Three Months Ended
	September 30,		June 30,		September 30,
	2016		2016		2015
	(unaudited)		(unaudited)		(unaudited)
		$ Per		$ Per		$ Per
	$	Share(1)	$	Share(1)	$	Share(1)
Net income (loss) – GAAP basis	80,143		(86,304)		(16,616)
Adjust for: Net (income) loss attributable to
non-controlling interests	(74,071)		8,495		4,381
Net income (loss) attributable to
shareholders of Teekay	6,072	0.07	(77,809)	(1.14)	(12,235)	(0.17)
Add (subtract) specific items affecting net income (loss):
Unrealized (gains) losses from derivative instruments(2)	(60,245)	(0.72)	64,592	0.89	80,311	1.10
Foreign exchange (gains) losses(3)	(11,815)	(0.14)	9,940	0.14	14,594	0.20
Net gains on sale of vessels, equipment and interests(4)	(2,931)	(0.03)	—	—	(8,700)	(0.12)
Asset impairments(5)	8,330	0.10	62,605	0.86	—	—
Restructuring charges, net of recovery(6)	1,687	0.02	4,599	0.06	484	0.01
Pre-operational costs(7)	122	—	1,846	0.03	426	0.01
Other(8)	460	0.01	27,399	0.37	4,042	0.06
Non-controlling interests’ share of items above(9)	38,784	0.46	(92,471)	(1.27)	(76,089)	(1.05)
Earnings per share adjustment relating to Teekay Offshore's Series C Preferred Unit conversion(10)	—	—	—	0.07	—	—
Total adjustments	(25,608)	(0.30)	78,510	1.15	15,068	0.21
Adjusted net (loss) income attributable to
shareholders of Teekay	(19,536)	(0.23)	701	0.01	2,833	0.04

(1)	Basic per share amounts.

(2)
Reflects the unrealized (gains) losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including the Company's proportionate share of those included in equity income from joint ventures, and hedge ineffectiveness from derivative instruments designated as hedges for accounting purposes.

(3)
Foreign currency exchange (gains) losses primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner (NOK) in addition to the unrealized losses on cross currency swaps used to economically hedge the principal and interest on the NOK bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)
Includes the Company's proportionate share of gains recognized from the sale of a subsidiary in Sevan Marine ASA for the three months ended September 30, 2016. Includes the Company’s proportionate share of the gain on sale of the SPT subsidiaries to Teekay Tankers in the ship-to-ship transfer joint venture, the gain on sale of vessels in Teekay LNG’s Exmar LPG BVBA joint venture and net gain on the sale of an office building for the three months ended September 30, 2015.

(5)
Please refer to footnote (2) of the summary consolidated statements of income (loss) included in this release for further details on the $7.8 million of asset impairments for the three months ended September 30, 2016. Also includes a $0.5 million write-down included in equity income on the summary consolidated statements of income (loss) for the three months ended September 30, 2016.

(6)	Please refer to footnote (1) of the summary consolidated statements of income (loss) included in this release for further details.

(7)
Includes costs associated with currency forward contracts and interest rate swaps related to projects during their pre-operational phases for the three months ended September 30, 2016, June 30, 2016 and September 30, 2015.

(8)
Other for the three months ended June 30, 2016 primarily relates to potential damages accrued relating to the cancellation of the construction contracts for two UMS newbuildings, the write-off of deferred financing costs relating to a debt refinancing and termination fees associated with the partial termination of a loan, partially offset by gains associated with the extinguishment of a contingent liability resulting from the UMS contract cancellations. Other for the three months ended September 30, 2015 primarily relates to a realized loss on termination of an interest rate swap and a net deferred tax recovery related to the acquisition of the Knarr FPSO by Teekay Offshore.

(9)
Items affecting net income (loss) include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income (loss) are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(10)
Relates to the Company's portion of the inducement premium and exchange contribution charged to retained earnings by Teekay Offshore when converting its outstanding Series C Preferred Units to common units and Series C-1 Preferred Units. Refer to Summary of Recent Events - Teekay Offshore in Teekay's second quarter of 2016 earnings release for further details.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of Income (Loss) for the Three Months Ended
September 30, 2016
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation
	Offshore	LNG	Tankers	Parent	Adjustments(1)	Total

Revenues	286,298	100,658	104,621	77,832	(21,770)	547,639

Voyage expenses	(21,495)	(355)	(14,933)	(976)	546	(37,213)
Vessel operating expenses	(94,073)	(22,055)	(44,783)	(43,616)	371	(204,156)
Time-charter hire expense	(18,894)	—	(11,335)	(26,790)	23,209	(33,810)
Depreciation and amortization	(74,159)	(24,041)	(25,888)	(17,600)	—	(141,688)
General and administrative expenses	(15,201)	(3,573)	(3,572)	(5,923)	(1,783)	(30,052)
Asset impairments	—	—	(7,766)	—	—	(7,766)
Gain (loss) on sale of vessels and equipment	65	—	(137)	—	—	(72)
Restructuring charges	(802)	—	—	(2,315)	—	(3,117)

Income (loss) from vessel operations	61,739	50,634	(3,793)	(19,388)	573	89,765

Interest expense	(35,379)	(15,644)	(6,809)	(17,472)	6,814	(68,490)
Interest income	298	653	18	6,988	(6,814)	1,143
Realized and unrealized gain
on derivative instruments	20,247	5,004	3,629	1,046	—	29,926
Equity income	4,937	13,514	1,045	2,255	(681)	21,070
Equity in earnings of subsidiaries(2)	—	—	—	26,078	(26,078)	—
Income tax (expense) recovery	(1,603)	(209)	488	1,457	—	133
Foreign exchange gain (loss)	817	504	(35)	4,830	—	6,116
Other (loss) income - net	(195)	397	—	278	—	480
Net income (loss)	50,861	54,853	(5,457)	6,072	(26,186)	80,143
Less: Net (income) loss attributable
to non-controlling interests(3)	(3,161)	(4,746)	—	—	(66,164)	(74,071)
Net income (loss) attributable to
shareholders/unitholders
of publicly-listed entities	47,700	50,107	(5,457)	6,072	(92,350)	6,072

(1)
Consolidation Adjustments column includes adjustments which eliminate transactions between subsidiaries (a) Teekay Offshore, Teekay LNG and Teekay Tankers and (b) Teekay Parent and results from Teekay Parent’s conventional tanker commercial management and technical management operations (Tanker Operations).

(2)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.

(3)
Net income attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represents the joint venture partners’ share of the net income or loss of their respective joint ventures. Net income attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income of Teekay’s publicly-traded subsidiaries.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix C - Supplemental Financial Information
Teekay Parent Summary Operating Results
For the Three Months Ended September 30, 2016
(in thousands of U.S. dollars)
(unaudited)

	Owned	In-Chartered				Teekay
	Conventional	Conventional			Corporate	Parent
	Tankers	Tankers	FPSOs	Other(1)	G&A	Total

Revenues	4,444	2,538	53,592	17,258	—	77,832

Voyage expenses	(49)	(57)	(165)	(705)	—	(976)
Vessel operating expenses	(597)	(3,101)	(32,998)	(6,920)	—	(43,616)
Time-charter hire expense	—	(3,348)	(11,394)	(12,048)	—	(26,790)
Depreciation and amortization	—	—	(17,713)	113	—	(17,600)
General and administrative expenses	(41)	(152)	(3,966)	2,143	(3,907)	(5,923)
Restructuring charges	—	—	(472)	(1,843)	—	(2,315)
Income (loss) from vessel operations	3,757	(4,120)	(13,116)	(2,002)	(3,907)	(19,388)

Reconciliation of income (loss) from vessel operations to cash flow from vessel operations

Income (loss) from vessel operations	3,757	(4,120)	(13,116)	(2,002)	(3,907)	(19,388)
Depreciation and amortization	—	—	17,713	(113)	—	17,600
Amortization of in-process revenue
contracts and other	—	—	(1,483)	10	—	(1,473)
Realized losses from the
settlements of non-designated
derivative instruments	—	—	(819)	—	—	(819)
CFVO - Consolidated(2)	3,757	(4,120)	2,295	(2,105)	(3,907)	(4,080)
CFVO - Equity Investments(3)	840	—	(394)	117	—	563
CFVO - Total	4,597	(4,120)	1,901	(1,988)	(3,907)	(3,517)

(1)	Includes the results of two chartered-in LNG carriers owned by Teekay LNG and two chartered-in FSO units owned by Teekay Offshore.

(2)
In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the three months ended September 30, 2016, Teekay Parent received cash distributions and dividends from these subsidiaries totaling $10.3 million. The distributions and dividends received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D this release for further details.

(3)
Please see Appendix E to this release for a reconciliation of this non-GAAP financial measure as used in this release to equity income of equity accounted vessels, the most directly comparable GAAP financial measure.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix D - Reconciliation of Non-GAAP Financial Measures
Teekay Parent Free Cash Flow
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	September 30,	June 30,	March 31,	December 31,	September 30,
	2016	2016	2016	2015	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
TEEKAY PARENT GPCO CASH FLOW
Daughter Entities distributions
to Teekay Parent(1)
Limited Partner interests(2)
Teekay LNG	3,529	3,529	3,529	3,529	17,646
Teekay Offshore	4,305	4,203	4,203	4,203	21,399
GP interests
Teekay LNG	227	227	227	227	8,761
Teekay Offshore	321	309	240	240	8,407
Other Dividends
Teekay Tankers(2)(3)	1,212	2,423	3,635	4,846	1,212
Teekay Offshore(4)	683	—	—	—	—
Total Daughter Entity Distributions	10,277	10,691	11,834	13,045	57,425
Less:
Corporate general and
administrative expenses	(3,907)	(3,103)	(4,951)	(4,174)	(3,628)
Total Parent GPCO Cash Flow	6,370	7,588	6,883	8,871	53,797
TEEKAY PARENT OPCO CASH FLOW
Teekay Parent cash flow from
vessel operations(5)
Owned Conventional Tankers	3,757	3,705	3,365	2,418	2,422
In-Chartered Conventional Tankers(6)	(4,120)	(2,499)	(3,600)	(561)	(1,385)
FPSOs	2,295	7,449	(3,472)	15,373	(4,071)
Other(7)(8)	(1,818)	(4,148)	(2,274)	3,605	22,765
Total(9)	114	4,507	(5,981)	20,835	19,731
Less:
Net interest expense(10)	(13,258)	(17,004)	(14,737)	(15,708)	(13,656)
Dry docking expenditures	—	—	—	(5,069)	(46)
Teekay Parent OPCO Cash Flow	(13,144)	(12,497)	(20,718)	58	6,029
TOTAL TEEKAY PARENT FREE
CASH FLOW	(6,774)	(4,909)	(13,835)	8,929	59,826
Weighted-average number of
common shares - Basic	84,887,101	72,945,635	72,742,426	72,708,463	72,706,285

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(1)
Daughter dividends and distributions for each quarter consist of the amount of dividends and distributions received by Teekay Parent in the following quarter. The limited partner and general partner distributions received from Teekay Offshore for the quarters ended September 30, 2016 and June 30, 2016 were paid-in-kind in the form of new Teekay Offshore common units.

(2)	Common share/unit dividend/distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for the respective publicly-traded subsidiary and period as follows:

	Three Months Ended
	September 30	June 30,	March 31,	December 31,	September 30,
	2016	2016	2016	2015	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Teekay LNG
Distribution per common unit	$0.14	$0.14	$0.14	$0.14	$0.70
Common units owned by
Teekay Parent	25,208,274	25,208,274	25,208,274	25,208,274	25,208,274
Total distribution	$3,529,158	$3,529,158	$3,529,158	$3,529,158	$17,645,792
Teekay Offshore
Distribution per common unit	$0.11	$0.11	$0.11	$0.11	$0.56
Common units owned by
Teekay Parent	39,138,991	38,211,772	38,211,772	38,211,772	38,211,772
Total distribution	$4,305,289	$4,203,295	$4,203,295	$4,203,295	$21,398,592
Teekay Tankers
Dividend per share	$0.03	$0.06	$0.09	$0.12	$0.03
Shares owned by Teekay Parent(3)	40,387,231	40,387,231	40,387,231	40,387,231	40,387,231
Total dividend	$1,211,617	$2,423,234	$3,634,851	$4,846,468	$1,211,617

(3)
Includes Class A and Class B shareholdings. Teekay Tankers implemented a new dividend policy in December 2015, whereby Teekay Tankers intends to pay out 30 to 50 percent of its quarterly adjusted net income with a minimum quarterly dividend of $0.03 per share.

(4)
Includes distributions from Teekay Parent's interest in Teekay Offshore's 10.50% Series D Preferred Units acquired in June 2016. The distribution received for the quarter ended September 30, 2016 was paid-in-kind in the form of new Teekay Offshore common units.

(5)	Please refer to Appendix C for additional financial information on Teekay Parent’s cash flow from vessel operations.

(6)
Includes an early termination fee paid to Teekay Offshore of $4.0 million for the three months ended March 31, 2016 in connection with the early termination of the in-charter contract on the Kilimanjaro Spirit conventional tanker.

(7)
Includes $0.3 million, $1.1 million, $1.5 million, $1.6 million, and $0.7 million for the three months ended September 30, 2016, June 30, 2016, March 31, 2016, December 31, 2015 and September 30, 2015, respectively, relating to 50 percent of the CFVO from Tanker Operations. Teekay Tankers owns the remaining 50 percent of Tanker Operations.

(8)
Includes $1.6 million and $3.2 million of fees earned from managing vessel transactions for Tanker Investments Ltd. for the three months ended March 31, 2016 and September 30, 2015, respectively, and $13.9 million of business development fees received from Teekay Offshore in connection with the Knarr FPSO, UMS and towage transactions for the three months ended September 30, 2015.

(9)	Excludes corporate general and administrative expenses relating to Teekay Parent GPCO Cash Flow.

(10)
Please see Appendix E to this release for a description of this measure and a reconciliation of this non-GAAP financial measure as used in this release to interest expense net of interest income, the most directly comparable GAAP financial measure.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Consolidated
(in thousands of U.S. dollars)

	Three Months Ended
	September 30,	June 30,	September 30,
	2016	2016	2015
	(unaudited)	(unaudited)	(unaudited)
Income from vessel operations	89,765	75,978	161,177
Depreciation and amortization	141,688	141,079	130,812
Amortization of in process revenue
contracts and other	(5,921)	(6,113)	(6,777)
Realized losses from the settlements of non-designated
derivative instruments	(1,364)	(2,327)	(5,824)
Asset impairments	7,766	62,605	—
Loss on sale of vessels and equipment	72	—	—
Cash flow from time-charter contracts(1), net of revenue accounted for
as direct finance leases	6,809	5,945	6,620
CFVO - Consolidated	238,815	277,167	286,008
CFVO - Equity Investments (see Appendix E)	46,699	73,368	55,334
CFVO - Total	285,514	350,535	341,342

(1)
Teekay LNG's charter contracts for two of its former Suezmax tankers, the Bermuda Spirit and Hamilton Spirit, were amended in 2012, which amendments had the effect of reducing the daily charter rates by $12,000 per day for a duration of 24 months ending September 30, 2014. The cash impact of the change in hire rates is not fully reflected in Teekay LNG's statements of income and comprehensive income (loss) as the change in the lease payments is being recognized on a straight-line basis over the term of the lease. In addition, the charterer of these two Suezmax tankers exercised its purchase options on these two vessels as permitted under the charter contract agreements and the vessels were redelivered during the second quarter of 2016.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Equity Accounted Vessels
(in thousands of U.S. dollars)

	Three Months Ended
	September 30, 2016		June 30, 2016		September 30, 2015
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion(1)	100%	Portion(2)	100%	Portion(3)

Revenues	194,068	81,764	264,879	112,160	244,551	98,043
Vessel and other operating expenses	(88,521)	(36,570)	(95,296)	(38,348)	(108,402)	(42,720)
Depreciation and amortization	(39,992)	(17,298)	(39,656)	(17,199)	(38,840)	(16,378)
Write-down of equipment	—	—	(1,351)	(677)	—	—
Gain on sale of vessels	—	—	—	—	16,822	8,410
Income from vessel operations of
equity accounted vessels	65,555	27,896	128,576	55,936	114,131	47,355
Interest expense	(26,604)	(11,278)	(24,683)	(10,379)	(30,715)	(12,539)
Realized and unrealized gain (loss) on
derivative instruments	9,401	3,481	(13,887)	(4,853)	(43,485)	(17,874)
Other - net	3,770	1,651	(3,437)	(1,261)	(173)	86
Net income of equity accounted vessels	52,122	21,750	86,569	39,443	39,758	17,028
Pro forma equity income from
Tanker Operations	—	(680)	—	(2,224)	—	(2,033)
Equity income of equity accounted vessels	52,122	21,070	86,569	37,219	39,758	14,995
Income from vessel operations of
equity accounted vessels	65,555	27,896	128,576	55,936	114,131	47,355
Depreciation and amortization	39,992	17,298	39,656	17,199	38,840	16,378
Gain on sale of vessels	—	—	—	—	(16,822)	(8,410)
Write-down of equipment	—	—	1,351	677	—	—
Cash flow from time-charter contracts,
net of revenue accounted for as
direct finance lease	9,333	3,388	8,868	3,219	8,551	3,102
Amortization of in-process
revenue contracts and other	(2,553)	(1,310)	(2,704)	(1,385)	(3,176)	(1,623)
Cash flow from vessel operations
of equity accounted vessels(4)	112,327	47,272	175,747	75,646	141,524	56,802
Pro forma CFVO from
Tanker Operations(5)	—	(573)	—	(2,278)	—	(1,468)
Cash flow from vessel operations
of equity accounted vessels(4)	112,327	46,699	175,747	73,368	141,524	55,334

(1)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 20 percent to 52 percent.

(2)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 20 percent to 52 percent.

(3)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 16 percent to 52 percent.

(4)	CFVO from equity accounted vessels represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments.

(5)
Pro forma CFVO from Tanker Operations represents the Company’s 100 percent CFVO from Tanker Operations because Teekay Parent and Teekay Tankers each account for their 50 percent interest in Tanker Operations as an equity-accounted investment. Upon consolidation of Teekay Tankers into Teekay, the results of Tanker Operations are accounted for on a consolidated basis.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended June 30, 2016
	(unaudited)
	Owned	In-chartered				Teekay
	Conventional	Conventional			Corporate	Parent
	Tankers	Tankers	FPSOs	Other	G&A	Total

Teekay Parent loss from vessel
operations	(9,677)	(2,499)	(8,343)	(5,174)	(3,103)	(28,796)
Depreciation and amortization	847	—	17,798	(113)	—	18,532
Asset impairments	12,535	—	—	—	—	12,535
Amortization of in-process
revenue contracts and other	—	—	(1,483)	—	—	(1,483)
Realized losses from the
settlements of non-designated
foreign currency derivative
instruments	—	—	(523)	—	—	(523)
Cash flow from vessel
operations - Teekay Parent	3,705	(2,499)	7,449	(5,287)	(3,103)	265

	Three Months Ended March 31, 2016
	(unaudited)
	Owned	In-chartered				Teekay
	Conventional	Conventional			Corporate	Parent
	Tankers	Tankers	FPSOs	Other	G&A	Total

Teekay Parent income (loss) from
vessel operations	2,495	(3,600)	(17,700)	(3,026)	(4,951)	(26,782)
Depreciation and amortization	870	—	17,798	(111)	—	18,557
Amortization of in-process
revenue contracts and other	—	—	(1,483)	(630)	—	(2,113)
Realized losses from the
settlements of non-designated
foreign currency derivative
instruments	—	—	(2,087)	—	—	(2,087)
Cash flow from vessel
operations - Teekay Parent	3,365	(3,600)	(3,472)	(3,767)	(4,951)	(12,425)

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

	Three Months Ended December 31, 2015
	(unaudited)
	Owned	In-chartered				Teekay
	Conventional	Conventional			Corporate	Parent
	Tankers	Tankers	FPSOs	Other	G&A	Total

Teekay Parent income (loss) from
vessel operations	1,705	(561)	(71)	(1,042)	(4,174)	(4,143)
Depreciation and amortization	713	—	17,768	(113)	—	18,368
Loss on sale of vessels and
equipment	—	—	948	—	—	948
Amortization of in-process
revenue contracts and other	—	—	(1,483)	3,186	—	1,703
Realized losses from the
settlements of non-designated
foreign currency derivative
instruments	—	—	(1,789)	—	—	(1,789)
Cash flow from vessel
operations - Teekay Parent	2,418	(561)	15,373	2,031	(4,174)	15,087

	Three Months Ended September 30, 2015
	(unaudited)
	Owned	In-chartered				Teekay
	Conventional	Conventional			Corporate	Parent
	Tankers	Tankers	FPSOs	Other	G&A	Total

Teekay Parent income (loss) from
vessel operations	1,709	(1,385)	(18,012)	22,567	(3,628)	1,251
Depreciation and amortization	713	—	17,610	(210)	—	18,113
Amortization of in-process
revenue contracts and other	—	—	(1,483)	(326)	—	(1,809)
Realized losses from the
settlements of non-designated
foreign currency derivative
instruments	—	—	(2,186)	—	—	(2,186)
Cash flow from vessel
operations - Teekay Parent	2,422	(1,385)	(4,071)	22,031	(3,628)	15,369

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Net Interest Expense - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended
	September 30,	June 30,	March 31,	December 31,	September 30,
	2016	2016	2016	2015	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Interest expense	(68,490)	(73,255)	(72,203)	(66,285)	(62,450)
Interest income	1,143	1,042	1,322	1,098	2,161
Interest expense net of interest income - consolidated	(67,347)	(72,213)	(70,881)	(65,187)	(60,289)
Less:
Non-Teekay Parent interest expense net of interest income and adjustment	(55,035)	(56,211)	(57,262)	(50,688)	(47,925)
Interest expense net of interest income(1) - Teekay Parent	(12,312)	(16,002)	(13,619)	(14,499)	(12,364)
Add:
Teekay Parent realized losses on interest rate swaps	(946)	(1,002)	(1,118)	(1,209)	(1,292)
Net interest expense - Teekay Parent	(13,258)	(17,004)	(14,737)	(15,708)	(13,656)

(1)    Three months ended June 30, 2016 excludes a $3.1 million write-off of prepaid loan costs in relation to the     partial termination of a facility
and includes a $2.3 million cash termination fee from the partial termination of a debt facility.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management's current views with respect to certain future events and performance, including statements regarding: the Company’s expectations for its fourth quarter of 2016 results; the Company’s forward fee-based revenues; the timing of newbuilding vessel and conversion deliveries and the commencement of related contracts, including potential delays and additional costs on the Petrojarl I FPSO and the outcome of associated discussions with the charterer, shipyard and lenders; the amount, timing and certainty of securing financing for Teekay LNG’s committed growth projects; the impact of Teekay Offshore’s and Teekay LNG’s growth projects on future cash flow from vessel operations; the timing of the Yamal LNG project start-up; Teekay LNG’s intent to secure a long-term charter for one of its newbuildings; the timing of start-up and the voyage requirements of Teekay Offshore’s new shuttle tanker CoA; Teekay Tankers’ expected vessel sales; and the timing and impact of Teekay Tankers’ lightering contracts. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of, or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; greater or less than anticipated levels of newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs, FPSOs, UMS, and towage vessels; changes in oil production and the impact on the Company’s tankers and offshore units; fluctuations in global oil prices; trends in prevailing charter rates for the Company’s vessels and offshore unit contract renewals; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts; the inability of charterers to make future charter payments; the inability of the Company to negotiate acceptable terms with the charterer, shipyard and lenders related to the delay of the Petrojarl I FPSO; potential shipyard and project construction delays, newbuilding specification changes or cost overruns; costs relating to projects; delays in commencement of operations of FPSO and FSO units at designated fields; Teekay LNG’s and Teekay LNG's joint ventures' ability to secure financing for its existing newbuildings and projects; changes in the Company's expenses; and other factors discussed in Teekay's filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2015. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda